June 16, 2025

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Limited Company
Mespil Business Centre, Mespil House, Sussex Road
Dublin 4, Ireland

       Re: SMX (Security Matters) Public Limited Company
           Registration Statement on Form F-1
           Filed May 20, 2025
           File No. 333-287437
Dear Haggai Alon:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 Filed May 20, 2025
Selling Stockholders, page 115

1.     Please clarify whether your selling stockholders are limited to 4.99% or
9.99%
       beneficial ownership at one time. You reference both percentages on page 115, but it is disclosed as 4.99% elsewhere in your registration statement.
2. Please disclose the natural persons that holds investment and/or voting power over the shares issuable under the Convertible Promissory Note held by Secure Net Capital
       LLC and Target Capital 16 LLC and clarify if either are affiliated with a broker-
       dealer.
3. Include a brief description of how the selling shareholders acquired their shares. In this regard, you reference the "RBW transaction" elsewhere in the document, but never identify the parties to the RBW transaction. In addition, there is no mention of shares underlying the warrants issued in the RBW transaction being registered for
 June 16, 2025
Page 2

       resale; however, this section indicates shares underlying warrants are being registered. Revise your cover page to identify how many shares being registered underly your convertible notes and warrants. Also reflect these totals in your selling shareholder table.
General

4. We note that you are seeking to register for resale ordinary shares for your selling stockholders for shares that are convertible under a $6,875,000 convertible promissory note. Please clarify if this convertible promissory note is the same that is described as
       the RBW Purchase Agreement on page 5 and the    RBW Investors    are
your selling
       shareholders, Secure Net Capital LLC and Target Capital 16 LLC.
5. We note that your RBW Purchase Agreement has three rolling closing dates, and the third closing date appears to close "on or about" the effective date of this registration statement. Clarify that the last closing will take place no later than effectiveness of the registration statement to ensure that the transaction has closed; otherwise, acceleration of the effective date of the registration statement would not be appropriate. Refer to Question 134.01 to our Securities Act Rules Compliance and
       Disclosure Interpretations.
6. Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates and the amount of time Secure
       Net Capital LLC and Target Capital 16 LLC has held its shares, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities
       Act Rule 415(a)(1)(i). For guidance, please consider Question 612.09 of our Securities
       Act Rules Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Edwin Kim at 202-551-3297 or Larry Spirgel at 202-551-3815 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Samantha M. Guido, Esq.